

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Barry Anderson
Chief Executive Officer
Data Knights Acquisition Corp.
Unit G6, Frome Business Park, Manor Road
Frome
United Kingdom, BA11 4FN

>   **Re: Data Knights Acquisition Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed September 30, 2022**
>   **File No. 333-266274**

Dear Barry Anderson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 21, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4 Filed September 30, 2022

Summary Term Sheet, page 2

1.   We reissue comment 3. Please identify the parties or the nature of the parties that are subject to the Lock-Up Agreements with you and quantify the number of outstanding shares subject to such agreements. In this regard, we note that you have only included a cross reference to the Merger Agreement on page 4 and you do not quantify the outstanding shares subject to such agreements in this section.

Questions and Answers about the Proposals

What equity stake will current stockholders of Data Knights hold after the Closing?, page 11

2.   We note that you only showed the dilutive impact of certain additional issuances of common stock on one redemption scenario. Please further revise the table to illustrate the dilutive impact of certain additional issuances of common stock on all redemption scenarios. Please include all significant sources of dilution, including the exercise of Public and Private Placement Warrants and outstanding options. In addition, please include the potential PIPE Investors and the shares that may be issued pursuant to the currently contemplated $30 million PIPE investment. Please ensure the disclosure reflects the anti-dilution provision that applies to founder shares, as discussed on page 186.

3.   We note your responses to comments 18 and 51 and reissue the comments. Please amend your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level in your sensitivity analysis, taking into account not only the money in the trust account, but the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, and the issuance of any potential PIPE shares.

4.   We note your response to comment 52 and we reissue the comment, as we are not able to locate the responsive disclosure. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

How much consideration will OneMedNet Stockholders receive in connection with the Business Combination?, page 12

5.   We reissue comment 6, as it appears the number you have provided assumes there are no inputs for any variables in the formula. Revise to provide an illustrative example of the amount of consideration payable based upon the formula you disclose using a recent practicable date associated with the various inputs to the formula, and disclose the value of each of the inputs used in making this calculation. Revise to clarify, if true, that this amount will fluctuate and, if you know in which direction the inputs are likely to fluctuate, revise to state as much and project the likely results of such fluctuation. Please include similar disclosure elsewhere that you discuss the formula for determining the consideration, including on the prospectus cover page.

How will Data Knights' Sponsor, directors, and officers vote?, page 15

6.   We note your revised disclosure in response to comment 7. Please further revise to disclose the number of Public Shares that would need to be voted in favor of the Business Combination for it to be approved assuming only a quorum is present. In this regard, we note that only a majority of the votes cast by the stockholders present in person or

represented by proxy at the meeting and entitled to vote thereon are required to approve the Business Combination.

What interests do Data Knights' current officers and directors have in the Business Combination?, page 16

7.   We reissue comment 10. Where you disclose the various security ownership interests of the Sponsor, directors and officers, revise to include the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid. In this regard, we note that you do not quantify the current value of the Placement Units or Founder Shares. Please also quantify the value of any out-of-pocket expenses. Lastly, disclose that the Sponsor requested that the Company extend the date by which the Company has to consummate a business combination and deposited an aggregate of $1,150,000 (representing $0.10 per public share) into the Company's trust account on August 11, 2022. Please include similar disclosure elsewhere in the prospectus where you discuss the interests of the Sponsor, directors and officers.

The Charter Amendment Proposals, page 27

8.   Please provide us with your analysis as to why you are not required to unbundle certain material changes to the Data Knights' Charter, such as the supermajority voting provision, and provide stockholders with a separate vote regarding these material changes. Refer to Question 201.01 of the Division's Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

Selected Financial and Other Data of OneMedNet, page 41

9.   It appears you revised the headings of the OneMedNet financial statements but did not update the actual amounts. Please revise the statement of operation data and balance sheet data to agree to the historical financial statement amounts disclosed on page 44.

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations, page 44

10.   We note your response to comment 12 but there are no adjustments reflected next to E and G in the financial information. Please revise to include the adjustment amounts or otherwise advise.

Risk Factors, page 50

11.   We reissue comment 1 in part. Please include a risk factor discussing the risk that failure to close a PIPE Investment could leave the post-merger entity under-capitalized, and explain the consequences if this were to occur. Please add similar disclosure elsewhere to clearly convey this risk, including in the Questions and Answers About the Proposals. In this regard, we note your disclosure on page 162 that "the most significant change in OneMedNet's future reported financial position and results of operations is expected to be

an estimated increase in cash...of approximately $30 million...including up to $30 million in gross proceeds from the PIPE." Please also discuss how failure to close a PIPE investment could impact your ability to meet the minimum cash condition for closing set forth in Section 7.1(h) of the Merger Agreement, and revise throughout to disclose that the minimum cash condition is a condition to closing.

12.   We reissue comment 14 in part. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

We have two significant customers..., page 50

13.   Please remove the discussion of Siemens financial results and future outlook or tell us how the information provided here relates directly to your contract with Siemens. For example, it is unclear how the demand for rapid COVID-19 antigen tests relates to your potential future revenue from Siemens. To the extent that you retain any part of your discussion of Siemen's financial results, please disclose specifically how this relates to your contract with Siemens.

Certain provisions of New OneMedNet's amended and restated certificate of incorporation..., page 65

14.   We note the addition of this risk factor in response to comment 15. Please further revise to clarify whether the exclusive forum provision in the Data Knights' A/R Charter will apply to claims arising under the Securities Act and the Exchange Act, and discuss the risks of such provision, including that it can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. In addition, include a discussion of the risks related to the anti-takeover provisions that are included in Data Knights' A/R Charter that you disclose on pages 199-200, including the limitations on a stockholder's ability to call a special meeting and to act by written consent, the advance notice requirements for stockholder proposals and director nominations, and the classified board of directors. Please also address the super majority vote that will be required to amend the Data Knight's A/R Charter and Bylaws.

If the conditions to the Merger Agreement are not met..., page 68

15.   You note that it is currently expected that after the transaction the net tangible assets on a pro forma combined basis will be less than $5,000,001. Please explain this statement and how you expect to complete the merger transaction if this is the case given that it is a condition that net tangible assets are at least $5,000,001. Please also explain how this is consistent with Section 9.2 of Data Knights' Certificate of Incorporation which says that you will only redeem shares if the net tangible assets will be at least $5,000,001, and that limitations will be limited in order to meet a minimum cash requirement. To the extent you will limit the amount of shares that can be redeemed in order to meet the net tangible

asset requirement or minimum cash requirement, please make this clear and revise the redemption scenarios accordingly.

Background of the Business Combination, page 93

16. We reissue comment 22. Revise to elaborate upon how you "deemed a potential business combination target compelling enough" to pursue execution of an initial non-binding letter of intent. Expand your disclosure to provide additional detail about the other two parties with which LOIs were executed, including when and how you contacted the parties or were contacted by these parties; the details of any negotiations or agreements that took place; and when and why you ultimately determined not to pursue a transaction with each party and how and when you decided to pursue discussions solely with OneMedNet.

17. We reissue comment 23. We note that on March 4, 2022 you offered a transaction valuation of $200 million, which appears to be the final amount the parties settled upon in the Merger Agreement. Please revise to discuss in greater detail how this valuation was determined and the specific negotiations that resulted in this amount. If no other valuation amount was considered by the Board, specifically state as much. Also, in your discussions of how you valued OneMedNet, clearly state whether or not such valuation included execution of the PIPE Financing and, if so, how the Board considered such valuation in light of the uncertainty of obtaining the PIPE Financing.

18. We note your response that the $317 million pro forma enterprise value includes the value of the consideration and the value of the Company pre-transaction. Clarify whether the $200 million valuation figure is a pre-transaction figure.

19. We note your revised disclosure in response to comment 24 indicates that the only material terms negotiated were the representations and warranties and the treatment of options and warrants issued by OneMedNet. If true, please state as much in your filing and explain why other material terms, such as the formula to determine the amount of the consideration, closing conditions such as the minimum cash condition, the no-shop provision, the PIPE investment, governance of the post-combination company, termination provisions, etc. were not negotiated. If not, please substantially revise your disclosure in this section to include a chronological description of the negotiations relating to material terms of the transaction and ancillary agreements, including, but not limited to, the type of consideration to be paid, the financial projections and any discussions relating to the assumptions underlying such projections, the control and governance of the post-combination company, director designation rights and organizational documents, closing conditions, the no-shop provision, the PIPE investment, the lock up provisions, and consideration of significant customers of OneMedNet. In your revised disclosure, please explain the the issues and terms discussed at the meetings, each party's position on such issues, and how you reached agreement on the final terms. Your disclosure should illustrate how the material terms of the Merger Agreement evolved throughout the exchange of drafts, and if applicable, describe how the material terms differed from the letter of intent. In this regard, we note your disclosure on page 97 that the board

considered the fact that the terms and conditions of the Merger Agreement were the product of arm's length negotiations between Data Knights and OneMedNet as part of it's basis for approving the transaction.

20. Please provide a detailed description of the negotiations regarding the letter of intent that was executed on March 10, 2022, including the material terms of the initial drafts, the material terms included in the final executed versions, and how the material terms evolved over the course of the negotiations. Please include enough information so that investors can fully understand how the final terms were negotiated and ultimately determined.

21. We reissue comment 26. Please disclose any discussions about the need to obtain additional financing for the combined company, such as the intended PIPE transaction, and the negotiation/marketing processes undertaken to date (e.g., identification of potential PIPE investors; and how the terms of the PIPE transaction may be determined). Additionally, as applicable, please also disclose whether the parties intend to provide any valuations or other material information about the SPAC, the target, or the de-SPAC transaction to potential PIPE investors that are not expected to be disclosed publicly.

22. We reissue comment 28. Elaborate upon the role of ARC Group Ltd. as your financial advisor and provide additional details about the services they provided. In this regard, you state on page 98 that the experience and sector expertise of your financial advisors enabled your Board to "make the necessary analyses and determinations regarding the Business Combination." Disclose any fees due to ARC Group Ltd. for such services.

The Board's Reasons for Approval of the Business Combination, page 95

23. We reissue comment 30. In your discussion of the Purchase Price factor, elaborate upon the "current valuations of other private- and publicly traded comparable Real World-Data companies." Clarify whether the Data Knights board considered a different comparable companies analysis than the analysis prepared by Marshall & Stevens, and if so, disclose who prepared the analysis. In this regard, it appears Marshall & Stevens was engaged after the Data Knights board approved the Merger. Please also tell us whether the Valuation Benchmarking and Industry Comps. analysis included in the Investor Presentations dated May 12 and 20, 2022 is a different analysis than the analysis prepared by Marshall & Stevens, and if so, tell us who prepared the analysis.

24. We note your disclosure on page 98 in response to comment 37 that the Data Knights Board engaged Marshall & Stevens after approving the business combination to "confirm its judgment in approving the Merger Agreement." We also note your disclosure on page 95, that, in making its decision to approve the Merger Agreement, the Data Knights Board considered "the fairness opinion and a range of factors." Please revise for consistency.

25. You disclose that Data Knights' management also reviewed financial projection assumptions and revenue projections for OneMedNet's second product, iRWD solution, including projections and potential pricing models. Please tell us whether these projections are different than the projections included in the prospectus. If not, please

disclose such projections and potential pricing models. Please also disclose what Data Knights' management considered with respect to these projections and models.

<u>Opinion of Marshall & Stevens</u>
<u>Financial Projections, page 101</u>

26. Please quantify, to the extent possible and where applicable, the assumptions made in performing the financial analysis. For example, quantify the change from a transactional-based customer selling model (single data set purchases) to a longitudinal selling model (access to long-term data studies) and at what point the projections assume such a shift, the amounts by which the FDA and the health care community will continue "the trend of increasingly using and accepting Real-World Data," the percentage of revenue that the projections assume will be recurring revenue and why, and the decreases in costs discussed on pages 102-103.

27. Disclose how and why the timeframe leading out to 2032 projected financial results was selected.

<u>Discounted Cash Flow Analysis, page 103</u>

28. Disclose the discount rate used in the discounted cash flow analysis.

<u>Guideline Public Company Analysis, page 104</u>

29. Please further revise the disclosure on page 104 to explain how the companies selected are reasonably comparable and provide more detail regarding the "industry, size, and profitability" criteria you considered in their selection. Please disclose the type of business and size of each of the Guideline Companies. Please also disclose the underlying projected revenue for each Guideline Company, the specific multiples considered for each Guideline Company, and the calculations which determined the total consideration for the transaction.

<u>Certain Material U.S. Federal Tax Considerations, page 105</u>

30. We note that you filed a "should" opinion of counsel in response to comment 39. Please revise to explain why counsel cannot give a firm opinion, describe the degree of uncertainty in the opinion, and make similar revisions elsewhere in the filing where you discuss the tax consequences of the transaction, and include risk factor disclosure explaining the risks of the uncertain tax treatment. Please also remove the disclosure on page 109 stating that it is the intent of Data Knights that the Merger will qualify as a reorganization, and state that counsel has given an opinion that the merger should qualify as a reorganization. Please also remove language stating that this section is an "outline" or "informational only." Refer to Section III of Staff Legal Bulletin 19.

Information about OneMedNet Corporation
Company Overview, page 133

31.   We note your revised disclosure on page 133 in response to comment 42 that your access to the 95+ healthcare facilities you reference here is contractual and that all are data providers and some are data purchasers. Please clarify whether your agreements with these facilities fall into the Data Exchange Master Reseller Agreement and Data License Agreement categories of agreements that you describe on page 152, and if not, describe the general terms of the arrangements. Clarify the categories of customers in which you have entered into agreements and generate revenues and quantify the amount generated in each category. Clarify whether the reference to the "Partnership Network" in the graphic is the same as the "federated network of healthcare facilities" and if not, why not. In this regard, the reference to 200+ customers/partners is unclear.

32.   Please revise to disclose the basis upon which OneMedNet is a "global leader" in clinical imaging innovation and is the "leading curator" of Imaging Real-World Data.

Competition, page 151

33.   So that shareholders better understand the competitive conditions, please provide a general description of the number and size of your competitors within the real world data market, and the general factors on which you compete with such competitors. Please provide context for your statements that "few" of your competitors can fulfill orders in the time period stated, have the data quantity and diversity to fill requests, and have sufficient access to relevant non-imaging data along with expert curation capability required to meet regulatory standards. For example, please quantify what you mean by "few" and whether these statements describe the majority of your competitors.

Intellectual Property , page 151

34.   For each material patent, please revise to describe the type of patent protection grated, the expiration date and the jurisdiction.

Material Customer Agreements, page 152

35.   We note your revised disclosure and responses to comments 13 and 43. Please describe the material terms of your agreements with Change Healthcare and Siemens and file them as exhibits, consistent with Item 601(b)(10)(ii)(B) of Regulation S-K. In this regard, it appears from your disclosure that each is a continuing contract to sell a major part of your product.

36.   We note your revised disclosure in response to comment 44. Please further revise to disclose the general, material economic terms of your Data Exchange Master Reseller Agreement and Data License Agreement. Please provide disclosure sufficient for investors to understand how you generate revenue under each agreement and the type of fees charged under these agreements. Please also indicate the breakdown in revenue

generated from one type of contract versus the other.

37.   For each description of certain of One MedNet's customer agreements, please indicate whether the agreements with such customers are still in force, and if so, when the agreements terminate. For example, it is unclear if your agreements with Hawaii Health Systems, Whiterabbit AI Inc., The Queens Medical Center, and the University of Kentucky are still active.

OneMedNet Management's Discussion and Analysis of Financial Condition and Results of Operations, page 160

38.   We note your response to comment 45 but we are unable to locate the revised disclosure. Please provide the information required by Item 303(b)(1) and (b)(2) of Regulation S-K. You should also include discussions of the interim periods as requested in comment 46.

Description of Securities After the Business Combination, page 195

39.   Please revise here, and elsewhere in your filing, as applicable, to clarify whether you will be amending and restating Data Knights' bylaws in connection with the Merger, as you intend to do for the Charter.

Certain Anti-Takeover Provisions of Delaware Law and the Data Knights A/R Charter and the Data Knights Bylaws, page 198

40.   Please revise to include a discussion of the super majority vote required to amend the Data Knights' A/R Charter and Bylaws.

Exclusive Forum for Certain Lawsuits, page 199

41.   Please revise to explicitly state whether the exclusive forum provision in the Data Knights' A/R Charter applies to claims arising under the Securities Act and Exchange Act. We also note that your disclosure indicates that the federal district courts of the United States to be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act, yet this is not stipulated in Section 9.1 of the A/R Charter. Please revise for consistency.

OneMedNet Interim Financial Statements, page F-60

42.   Please revise the statements of operations to also provide information for the corresponding periods of the preceding fiscal year. This comment also applies to the interim statements of members' equity/(deficit), the interim statements of cash flows and footnote disclosures. For instance, in Note 10 on page 70, you should disclose rent expense for the six months ended June 30, 2022 and June 30, 2021, as opposed to only the three months ended June 30, 2022. Refer to Rule 3-02(b) of Regulation S-X.

General

43. We note your response to comment 55. Please provide the legal basis for your and Marshall & Steven's belief that security holders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense.

44. We note your response to comment 20 and reissue our comment. It appears, based on Data Knights' current charter and bylaws, that the vote required to approve the Business Combination Proposal, Nasdaq Proposal, Incentive Plan Proposal, and the Adjournment proposal is a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, and the vote required to approve the Charter Amendment Proposal is a majority of the shares outstanding. However, we note your disclosure in the letter to stockholders suggests that only a majority of shares voted at the meeting is required to approve the Charter Amendment Proposal, your disclosure on pages 14, 82, 110, and 184 suggests that the Business Combination Proposal requires a majority of the total shares outstanding to approve it and that broker non-votes and abstentions count as a vote against the proposal, and your disclosure on page 110 suggests that the Nasdaq Proposal and the Incentive Plan Proposals require the vote of a majority of the total shares outstanding. Please revise for clarity and consistency.

45. We note your revisions in response to comment 15. However, in numerous places in the prospectus you continue to disclose that the sponsor or its affiliates may purchase public units to increase the likelihood of approval of the proposals, and that such purchases can be made in excess of the amount offered through the redemption process. As examples only, we note the disclosure on pages 35, 71, 77 and 95. Please revise your disclosure accordingly to confirm your intent to comply with the conditions set forth in Question 166.01 of the Compliance and Disclosure Interpretations for Tender Offers and Schedules.

46. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

        You may contact Ta Tanisha Meadows at 202-551-3322 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Trade & Services

cc: Larry Shackelford, Esq.